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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: July, 2005	Commission File Number: 001-31728

MI DEVELOPMENTS INC.
(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC. (Registrant)

Date: July 22, 2005	By:	/s/ RICHARD J. CROFTS Richard J. Crofts Executive Vice-President, Corporate Development, General Counsel and Secretary

EXHIBIT

Exhibit 1	Material Change Report dated July 22, 2005 filed with Canadian securities regulators relating to transactions with Magna Entertainment Corp. and its subsidiaries (including the press release dated July 22, 2005).
Exhibit 2	Term sheet relating to a 13-month bridge loan to Magna Entertainment Corp. of up to US$100 million.
Exhibit 3	Term sheet relating to a project financing facility in the principal amount of up to US$34.2 million (plus costs and capitalized interest) in connection with the Remington Park racetrack.

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SIGNATURES
EXHIBIT